As filed with the Securities and Exchange Commission on August 28, 2002
                                                     Registration No. 333-87774

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------

                                 Amendment No. 3
                                       to
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              ---------------

                                    KFX INC.
           (Exact Name of Registrant as Specified in Its Charter)

                         Delaware                                                84-1079971
     (State or other jurisdiction of incorporation or               (I.R.S. Employer Identification No.)
                       Organization)
                                                                               Theodore Venners
             3300 East First Avenue, Suite 290                        3300 East First Avenue, Suite 290
                   Denver, Colorado 80206                                   Denver, Colorado 80206
                       (303) 293-2992                                           (303) 293-2992
        (Address, Including Zip Code, and Telephone           (Name, Address, Including Zip Code, and Telephone
   Number, Including Area Code, of Registrant's Principal     Number, Including Area Code, of Agent For Service)
                     Executive Offices)

                                    copy to:

                           Phyllis G. Korff, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                          New York, New York 10036-6522
                                 (212) 735-3000

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                     CALCULATION OF REGISTRATION FEE

                                                                         Proposed
                                                                          Maximum
                                                                         Offering      Proposed Maximum      Amount of
                   Title of Each Class of               Amount to be     Price per        Aggregate         Registration
                 Securities to be Registered           Registered(1)      Unit(2)       Offering Price       Fee(3)(4)
------------------------------------------------- -------------------- ------------- ------------------ -------------------
Common Stock, $0.001 par value per share                 24,595,204        $2.30         $56,568,969          $520.35

(1) Pursuant to Rule 416 under the Securities Act, this registration statement also covers such additional shares as may hereafter be offered or issued to prevent dilution resulting from stock splits, stock dividends, recapitalizations or certain other capital adjustments.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low sales prices for a share of common stock as reported on the American Stock Exchange on August 27, 2002.

(3) Does not include the $2,275.44 registration fee previously paid by the Registrant upon the initial filing of the Registration Statement on May 7, 2002 for the registration of 10,054,100 shares of common stock. Such portion of the registration fee was calculated based on a proposed maximum offering price per share of $2.46, based on the average of the high and low sales prices for a share of common stock as reported on the American Stock Exchange on April 30, 2002, and a proposed maximum aggregate offering price of $24,733,086. Pursuant to Rule 457(a), no additional registration fee is being paid with respect to such 10,054,100 shares.

(4) Does not include $2,589.90 registration fee previously paid by the Registrant upon the initial filing of the Registration Statement on July 31, 2002 for the registration of an additional 12,082,000 shares of common stock. Such portion of the registration fee was calculated based on a proposed maximum offering price per share of $2.33, based on the average of the high and low sales prices for a share of common stock as reported on the American Stock Exchange on July 29, 2002. Pursuant to Rule 457(a), no additional registration fee is being paid with respect to such 12,082,000 shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

[FLAG]
This preliminary prospectus is not complete and may be changed. These shares may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these shares in any jurisdiction where the offer or sale is not permitted.


                SUBJECT TO COMPLETION, DATED AUGUST 28, 2002

   PROSPECTUS

                                  KFx Inc.

                     24,595,204 Shares of Common Stock


         This prospectus relates to 24,595,204 shares of common stock, $.001 par value per share, of KFx Inc., a Delaware corporation, which may be offered from time to time by the selling stockholders named herein. The shares include up to 16,891,104 shares of common stock issuable upon the exercise of warrants. We will not receive any proceeds from the sale of the common stock, rather, each of the selling stockholders will receive all of the net proceeds from the sale of their respective common stock. We have agreed with the selling stockholders that we will pay all expenses incident to the registration of the common stock under the Securities Act of 1933, as amended.

         The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" beginning on page 15.

         The common stock is listed for trading on the American Stock Exchange under the symbol "KFX." On August 27, 2002, the last reported sale price of the common stock was $2.30 per share.

         Our corporate offices are located at 3300 East First Avenue, Suite 290, Denver, Colorado 80206. Our telephone number is (303) 293-2992.

                              ---------------

         Investing in our common stock involves substantial risks. See the section entitled "Risk Factors" beginning on page 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                              ---------------




                  The date of this prospectus is __, 2002

                                TABLE OF CONTENTS


                                                                 Page Number
Section Title
Where You Can Find More Information.........................           3
KFx Inc.....................................................           4
Risk Factors................................................           5
Use of Proceeds.............................................          14
Selling Stockholders........................................          14
Plan of Distribution........................................          16
Forward-Looking Statements..................................          17
Legal Matters...............................................          18
Incorporation of Documents by Reference.....................          18

                              ---------------

References in this prospectus to "KFx," "we," "us" or "our" refer to KFx Inc.






         You should rely only on the information incorporated by reference or provided in this prospectus and its supplement(s). We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC") under the Exchange Act. The registration statement of which this prospectus forms a part and these reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 233 Broadway, New York, New York 10279. Copies of these materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to this offering. This prospectus, which forms a part of the registration statement, does not contain all the information included in the registration statement and the attached exhibits.

         The SEC maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding us. The reports, proxy and information statements and other information about us can be downloaded from the SEC's website and can also be inspected and copied at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

                                    KFX INC.

         We are engaged in developing and delivering various technology and service solutions to the electric power generation industry to facilitate the industry's compliance with air emission standards and transformation to intensive competition as the domestic power industry undergoes deregulation.

         Currently, we have technology solutions that enhance the output of coal-fired electric utility boilers while simultaneously reducing the related environmental impacts. The patented K-Fuel(R) Technology ("K-Fuel Technology") uses heat and pressure to physically and chemically transform high-moisture, low-energy value coal and other organic feedstocks into a low-moisture, high-energy solid clean fuel ("K-Fuel"). We plan to license K-Fuel Technology domestically and internationally to various parties wishing to construct and operate K-Fuel production facilities.

         In 1998, through the acquisition of a controlling interest in Pegasus Technologies, Inc. ("Pegasus"), we added NeuSIGHT(R) ("NeuSIGHT") to our solutions. NeuSIGHT is the leading combustion optimization product for coal-fired electric utility boilers, which, in addition to improving boiler efficiency, reduces NOX emissions. NeuSIGHT is a neural network-based (i.e., artificial intelligence) software technology. Pegasus developed NeuSIGHT and continues to enhance NeuSIGHT, develop related products and market NeuSIGHT licenses and related implementation services.

         In 2001, Pegasus acquired certain assets and liabilities of the Power Optimization Division of Pavilion Technologies, Inc. ("Pavilion"), including the existing installed base, customer contact listing and exclusive rights to license Pavilion's software in the electric utility market. The primary Pavilion product is a neural network-based combustion optimization product that previously competed with NeuSIGHT in the electric utility market, but is considered complementary technology to NeuSIGHT.

                                  RISK FACTORS

Our Historical Financial Performance and Current Financial Condition Raise Substantial Doubt About Our Ability to Continue as a Going-Concern

         The opinion to our consolidated financial statements contains an explanatory paragraph regarding our ability to continue as a going concern. Accordingly, our financial statements for the year ended December 31, 2001, which are incorporated in this prospectus by reference to our current report on Form 8-K dated June 18, 2002, have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our historical financial performance, obligations coming due over the next 12 months and the need for additional financing to fund planned growth in the business raise substantial doubt about whether the Company can continue as a going concern. By selling our 6% convertible debentures in July 1997, we incurred $17,000,000 in principal amount of indebtedness. On July 23, 2002, we paid $3,458,992 to satisfy our entire obligation for the debentures that remained outstanding at the maturity date. All of our outstanding stock appreciation rights became exercisable when we satisfied our obligations under all of our debentures. At June 30, 2002, we recorded expense of approximately $2,057,000 for these outstanding and exercisable stock appreciation rights.

We Need Additional Capital to Fund Our Business

         We require substantial working capital to fund our business. At June 30, 2002, we had a working capital deficit of $16,695,203, an accumulated deficit of approximately $96,513,000 and a stockholders' deficit of approximately $22,956,000. We have incurred losses approximating $15,177,000, $12,290,000 and $12,730,000 in 2001, 2000 and 1999, respectively, and
$10,244,000 during the first six months of 2002. We have experienced negative operating cash flow approximating $6,738,000, $5,151,000 and $3,458,000 in 2001,
2000 and 1999, respectively, and $3,013,000 during the first six months of 2002. We expect to incur net losses and negative operating cash flows in 2002. We cannot assure you that we will ever achieve profitability, or be able to generate earnings sufficient to meet our interest and principal payment obligations. As a result, we have been and continue to be very dependent on strategic relationships, sales of our debt and equity securities and short-term loans from our directors and third parties to fund the operating costs associated with our businesses.

Capital Raising Resulted In Our Granting of a Put Option

         As of December 31, 2001, a total of $5,000,000 was due to Pavilion during 2002 for installment payments on the purchase of the Power Optimization Division. In March 2002, the Asset Purchase and License Agreement was renegotiated and amended to reduce the total remaining base purchase price payments to $4,500,000, with the entire payment due by March 28, 2002. On March 28, 2002, the Company issued 2 million shares of common stock at a price of $2.50 per share and warrants, expiring eight years after the date of issuance, exercisable for an aggregate of 2.25 million shares of KFx common stock, at a price of $2.75 per share, subject to certain adjustments, to a group of institutional investors, resulting in proceeds to the Company of $5 million. On April 30, 2002, the Company issued an additional 2.4 million shares of common stock at a price of $2.50 per share and additional warrants, expiring eight years after the date of issuance, exercisable for an aggregate of 2.7 million shares of KFx common stock, at a price of $2.75 per share, subject to certain adjustments, to the same group of institutional investors, resulting in proceeds to the Company of $6 million. On July 1, 2002, the Company issued an additional 400,000 shares of common stock at a price of $2.50 per share, subject to certain adjustments, and additional warrants, expiring eight years after the date of issuance, exercisable for an aggregate of 450,000 shares of KFx common stock, at a price of $2.75 per share, subject to certain adjustments, to the same group of institutional investors, resulting in proceeds to the Company of $1 million. On July 19, 2002, the Company issued an additional 1.46 million shares of common stock at a price of $2.50 per share, subject to certain adjustments, and additional warrants, expiring eight years after the date of issuance, exercisable for an aggregate of 3,102,500 shares of KFx common stock, at a price of $2.75 per share, subject to certain adjustments, to the same group of institutional investors, resulting in proceeds to the Company of $3.65 million. As additional consideration for the total investments by the investors, as part of the July 19, 2002 transaction, the warrants previously granted for the purchase of 5,400,000 shares of common stock were amended and the investors received new warrants to purchase 4,800,000 shares of common stock at a purchase price of $2.75 per common share subject to adjustment. On August 21, 2002, the Company issued an additional 500,000 shares of common stock at a price of $2.50 per share, subject to certain adjustments, and additional warrants, expiring eight years after the date of issuance, exercisable for an aggregate of 1,062,500 shares of KFx common stock, at a price of $2.75 per share, subject to certain adjustments, to the same group of institutional investors, resulting in proceeds to the Company of $1.25 million.

         The common stock issued to the institutional investors in the March, April, July and August 2002 issuances is subject to redemption pursuant to a put option, in whole or in part, at the option of the investors. This put option became exercisable on July 23, 2002 when we paid $3,458,992 to satisfy our entire obligation under our 6% convertible debentures. At the time the investors notify KFx of their intent to exercise the put option, KFx must repurchase the common stock at a price of $2.50 per share plus accrued interest ("Redemption Value") within 100 days of notification. Interest for purposes of redemption accrues at the rate of 9% per annum, beginning upon the original issuance date of the common stock and ceases on the date on which the common stock is repurchased. If two-thirds or more of the investors notify KFx of their plan to exercise their put option and KFx is unable to secure the necessary funding to satisfy these exercised put options within 100 days of notification, then KFx would be required to transfer its interests in Pegasus to the investors. The put option expires on December 23, 2002. As a result of the put option, the common stock issued to the investors will be classified as redeemable common stock in the mezzanine level of the consolidated balance sheet. Until the put option expires, the Company is precluded from issuing, selling, transferring or pledging any of its interest in Pegasus and Pegasus is precluded from transferring any rights with respect to its equity and assets without approval of at least two-thirds of the investors. Per the terms of the investment agreements, the proceeds of these investments were used to complete the payments of the remaining purchase price for the Pavilion Power Optimization Division acquisition, to satisfy our obligation to repurchase Pegasus preferred stock from private investors, to satisfy our obligations under certain bridge loans due June 30, 2002 and to satisfy our entire obligation under our 6% convertible debentures.

We Need Additional Capital to Fund Working Capital and Capital Expenditure Requirements

         Substantial cash will be required to fund working capital requirements and capital expenditures. We may also need substantial amounts of cash to repurchase redeemable common stock and the common shares that could be put back to the Company under the terms of the March 28, April 30, July 1, July 19, and August 21, 2002 agreements to sell common stock. We will be required to raise additional funds through public or private financings, strategic relationships or other arrangements. We currently do not have any commitments with respect to any funding. We cannot be assured that such additional funding will be available at all or on terms satisfactory to us. A lack of adequate financing may adversely affect our ability to:

     o make necessary interest and principal payments on our indebtedness;

     o respond to changing business and economic conditions and competitive pressures;

     o    absorb negative operating results; or

     o fund capital expenditures or increased working capital requirements.

         The Company intends to seek further capital through various means which may include the sale of a portion of its interest in Pegasus, additional sales of debt or equity securities, a business combination, or other means and to further reduce expenditures as necessary. Should the Company not be successful in achieving one or more of these actions, it is possible that the Company may not be able to continue as a going concern.

We May Be Required to Sell Our Interest in Pegasus if More Than Two-Thirds of the Outstanding Put Options Held by Some of Our Investors are Exercised at One Time and We Are Unable to Secure the Necessary Funding to Satisfy Those Options Within the Time Permitted

         On March 28, 2002, we issued 2 million shares of our common stock and warrants to purchase 2.25 million shares of our common stock. On April 30, 2002, we issued an additional 2.4 million shares of our common stock and warrants to purchase 2.7 million shares of our common stock. On July 1, 2002, we issued an additional 400,000 shares of our common stock and warrants to purchase 450,000 shares of our common stock. On July 19, 2002, we issued an additional 1.46 million shares of our common stock and warrants to purchase 3,102,500 shares of our common stock. As additional consideration for the total investments by the investors, as part of the July 19, 2002 transaction, the warrants previously granted for the purchase of 5,400,000 shares of common stock will be amended and the investors will receive new warrants to purchase 4,800,000 shares of common stock at a purchase price of $2.75 per common share subject to adjustment. On August 21, 2002 we issued an additional 500,000 shares of our common stock and warrants to purchase 1,062,500 shares of our common stock. The common stock issued in these five transactions is subject to redemption pursuant to a put option, in whole or in part, at the option of the investors. This put option became exercisable on July 23, 2002 when we paid $3,458,992 to satisfy our entire obligation under our 6% convertible debentures. At the time the investors notify us of their intent to exercise the put option, we must repurchase the common stock at a price of $2.50 per share plus accrued interest within 100 days of notification. If two-thirds or more of the investors notify us of their plan to exercise their put option and we are unable to secure the necessary funding to satisfy these exercised put options within 100 days of notification, then we would be required to transfer our interests in Pegasus to the investors. The put option expires on December 23, 2002. Until the put option expires, we are precluded from issuing, selling, transferring or pledging any of our interests in Pegasus and Pegasus is precluded from transferring any rights with respect to its equity and assets without approval of at least two-thirds of the investors.

We Are Required to Issue Additional Warrants to Some of Our Stockholders Until this Registration Statement is Declared Effective by the Securities and Exchange Commission (the "SEC")

         On March 28, 2002, we issued 2 million shares of our common stock and warrants exercisable for an aggregate of 2.25 million shares of our common stock. On April 30, 2002, we issued an additional 2.4 million shares of our common stock and warrants exercisable for an aggregate of 2.7 million shares of our common stock. On July 1, 2002, we issued an additional 400,000 shares of our common stock and warrants to purchase 450,000 shares of our common stock. On July 19, 2002, we issued an additional 1.46 million shares of our common stock and warrants to purchase 3,102,500 shares of our common stock. As additional consideration for the total investments by the investors, as part of the July 19, 2002 transaction, the warrants previously granted for the purchase of 5,400,000 shares of common stock were amended and the investors received new warrants to purchase 4,800,000 shares of common stock at a purchase price of $2.75 per common share subject to adjustment. On August 21, 2002 we issued an additional 500,000 shares of our common stock and warrants to purchase 1,062,500 shares of our common stock. Under the terms of an amended and restated investor's rights agreement, dated as of August 21, 2002, because this registration statement was not declared effective by the SEC by June 21, 2002, we were required to issue warrants to acquire that number of shares of common stock equal to ten percent (10%) of the number of shares of common stock issuable on exercise of the warrants issued to each investor that acquired warrants in the March 28 and April 30 transactions. Based upon the warrant conversion rates in effect on June 21, 2002, we are required to issue additional warrants exercisable for an aggregate of 495,000 shares of our common stock. Following June 21, 2002, for every 30 day period that this registration statement is not declared effective, as calculated on a daily basis, and until the registration statement is declared effective, we are required to issue additional warrants to acquire that number of shares of common stock equal to ten percent (10%) of the number of shares of common stock issuable on exercise of the warrants issued to each investor that acquired warrants in the March 28 and April 30 transactions and the penalty warrants received on June 21. As of August 21, 2002, we were required to issue additional warrants exercisable for an aggregate of 1,638,450 shares of our common stock.

         In the event that this registration statement is not declared effective by August 30, 2002, in addition to the penalty warrants that will continue to accrue on the March 28 and April 30 transactions, we will also be required to issue additional warrants to each investor that acquired warrants in the July 1 and July 19 transactions. Based upon the warrant conversion rates in effect on August 21, 2002, we would be required to issue additional warrants exercisable for an aggregate of 200,125 shares of our common stock to the investors that acquired warrants in the July 1 and July 19 transactions. Following August 30, 2002, for every 30 day period that this registration statement is not declared effective, as calculated on a daily basis, and until the registration statement is declared effective, we are required to issue additional warrants to acquire that number of shares of common stock equal to ten percent (10%) and five percent (5%) of the number of shares of common stock issuable on exercise of the warrants issued to each investor that acquired warrants in the July 1 and July 19 transactions, respectively.

         In the event that this registration statement is not declared effective by September 27, 2002, in addition to the penalty warrants that will continue to accrue on the March 28, April 30, July 1 and July 19 transactions, we will also be required to issue additional warrants to each investor that acquired warrants in the August 21 transaction. Based upon the warrant conversion rates in effect on August 21, 2002, we would be required to issue additional warrants exercisable for an aggregate of 53,125 shares of our common stock to the investors that acquired warrants in the August 21 transaction. Following September 27, 2002, for every 30 day period that this registration statement is not declared effective, as calculated on a daily basis, and until the registration statement is declared effective, we are required to issue additional warrants to acquire that number of shares of common stock equal to five percent (5%) of the number of shares of common stock issuable on exercise of the warrants issued to each investor that acquired warrants in the August 21 transaction.

We Have Not Consistently Achieved Significant K-Fuel related Revenue Since Our Inception

         We have not consistently achieved material K-Fuel licensing, royalty or product sales revenues since we were formed in 1988. In addition, no significant K-Fuel related revenue was earned prior to our formation when similar operations to our K-Fuel segment were conducted by various predecessor entities.

We Have Contractual Limitations on Our Ability to Secure Additional Funding

         Our ability to secure additional financing is limited by the fact that, until the put option relating to the March 28, April 30, July 1, July 19 and August 21, 2002 sales of common stock expires, we are precluded from issuing, selling, transferring or pledging any of our interest in Pegasus and Pegasus is precluded from transferring any rights with respect to its equity and assets without approval of at least two-thirds of the investors who purchased KFx common stock in the March 28, April 30, July 1, July 19 and August 21, 2002 transactions, collectively, as stated above.

We Rely on Strategic Partners

         Kennecott Energy has been a strategic partner in the development of K-Fuel technology since early 1996 and also became a strategic partner in Pegasus in early 2000. Our success will depend upon our ability to maintain existing strategic relationships with Kennecott Energy and others and develop and maintain additional relationships for the further development of our technologies. We are and will continue to be dependent upon our strategic partners to, among other things, fund the operations of the partnerships or the joint venture entities in which we own interests and to provide necessary technical, operational, personnel and other resources. While each of our strategic partners has an economic motivation to further the development of its respective joint venture or project with us, the amount of time and resources devoted to these joint ventures or projects will be controlled by our strategic partners and not by us. A decline in the financial prospects of a particular strategic partner could adversely affect such partner's commitment to a joint venture, which could materially harm us. Moreover, joint ventures or similar arrangements require us to have financial and other arrangements to meet our commitments to the joint ventures. We cannot assure you that we will be able to maintain existing strategic relationships, develop or maintain additional strategic relationships, meet our commitments with respect to our joint ventures or that our strategic partners will meet their commitments to any respective joint venture or project.

It Is Difficult to Evaluate Our Business and Prospects Because We Added the Development of Pegasus to Our Strategic Focus. Until 1998, Our Focus Had Been on the Development of K-Fuel

         In August 1995, we commenced the initial application of our K-Fuel technology and began construction of a facility near Gillette, Wyoming, to produce K-Fuel. Until early 1998, our primary business was developing, licensing and commercializing a patented technology that, in general, uses heat and pressure to physically and chemically transform high-moisture, low-energy per pound coal and other organic feedstocks into a low-moisture, high-energy solid fuel known as K-Fuel. Operations at the KFP Facility began in the second quarter of 1998, but were suspended in the second quarter of 1999. In March 1998 we acquired, through our purchase of a controlling ownership interest in Pegasus, the software product NeuSIGHT. Accordingly, we have a limited operating history upon which an evaluation of our prospects and future performance can be made. Although we continue to believe that K-Fuel technology has significant long-term value, we believe that the software business of Pegasus offers more near term growth opportunity. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the operation of a new business based on innovative technologies in a highly competitive and evolving industry.

The Market for Software in Connection with the Efficiency of the Combustion of Coal Is New and Uncertain

         Combustion and other optimization software relating to the production of coal or other similar products has only been used by the electric power business for a few years. We believe that market pressures caused by the developing deregulation of the electric power industry and the Clean Air Act, as amended, will accelerate demand for and market acceptance of combustion optimization and related software products being developed at Pegasus. There can be no assurance, however, that these software products will experience growth or market acceptance.

The Market for NeuSIGHT and Related Software Depends on Successful Sales and Marketing Strategies and Product Improvement Strategies

         The market for Pegasus combustion optimization and related software is uncertain. In our opinion, realization of near term value from the software business of Pegasus requires, among other things, the successful implementation of new sales and marketing programs. We cannot assure you that our sales and marketing strategies for Pegasus combustion optimization and related software will continue to be successful.

         Additionally, we believe that increased market acceptance of Pegasus software is dependent, in part, on our ability to simplify and streamline its installation process. Product improvements directed at this objective have been made and new versions of NeuSIGHT were released to the market in late 1999 and again in late 2000. We will continue to evaluate additional improvements for development. We cannot assure you that our efforts to further improve Pegasus software products to more fully meet our objectives will be successful.

No Established Market for Beneficiated Fuel Products Exists

         Although we believe that a substantial market will develop both domestically and internationally for clean coal fuel products, an established market does not currently exist. As a result, the availability of accurate and reliable pricing information and transportation alternatives is not fully known. The future success of our K-Fuel technology will depend on our ability to establish a market for clean coal fuel products among potential customers such as electrical utility companies and industrial coal users. Further, potential users of our fuel products may be able to choose among alternative fuel supplies. The market viability of the K-Fuel technology will not be known until we complete construction of one or more commercial-scale production facilities, either in the United States or internationally, that produce, on a consistent basis, commercial quantities of fuel and meet certain minimum performance specifications. We face the risk that commercial-scale production facilities when completed will be unable to generate sufficient market interest to continue in business. Further, we cannot assure you that any commercial-scale K-Fuel facility will be successful.

Deregulation in the United States Power Industry May Result in Increased Competition for Our Products

         We expect that deregulation in the United States power industry will result in utilities and other power generators placing a high emphasis on reducing costs in their operations. This situation may, in turn, result in increased competition from other producers of beneficiated coal products, other clean fuel sources, other developers of combustion optimization software and other products, services and technologies designed to provide environmental and operating cost benefits similar to those which we believe are available from our K-Fuel technology and Pegasus' combustion optimization technology and related software.

Our Markets Are Competitive

         We face competition from other companies in the clean coal and alternative fuel technology industries as well as the emission control equipment industry. Many of these companies have financial and managerial resources much greater than ours and, therefore, may be able to offer products more competitively priced and more widely available than ours. Also, competitors' products may make our technology and products obsolete or non-competitive. Our future success may depend on our ability to adapt to such changing technologies and competition.

We Are Subject to Risks of Changing Laws

         A significant factor driving the creation of the United States market for K-Fuel, other beneficiated coal products, Pegasus combustion optimization and related software products is the Clean Air Act, as amended, which specifies various air emission requirements for electrical utility companies and industrial coal users. We believe that compliance with the air emission regulations by these coal users can be fully or partially met through the use of clean-burning fuel technologies, like K-Fuel, and combustion optimization software, like NeuSIGHT and Power Perfecter. We are unable to predict future regulatory changes and their impact on the demand for our products. A full or partial repeal or revision of the Clean Air Act, as amended, would have a material adverse effect on our prospects.

Our Inability to Adequately Protect Our Proprietary Technology Could Harm Our Business

         Our success depends upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights to establish and protect our proprietary rights. We currently have a series of patents on our K-Fuel technology, however, competitors may successfully challenge the validity or scope of one or more of our patents or any future allowed patents. These patents alone, our trade secret rights with respect to NeuSIGHT and indemnification by the licensors of various Pegasus software products may not provide us with any significant competitive advantage.

         Third parties could copy or otherwise obtain and use our products or technology without authorization or develop similar technology independently. We cannot easily police unauthorized use of our technologies. The protection of our proprietary rights may be inadequate and our competitors could independently develop similar technology, duplicate our solutions or design around any patents or other intellectual property rights we hold.

         As is common in the software industry, we may, from time to time receive notices from third parties claiming infringement by our NeuSIGHT product or similar software of third party patent and other property rights.

We Rely on Key Personnel and Must Be Able to Retain or Attract Qualified
Personnel

         We believe that our performance is substantially dependent on the performance of a small group of senior managers and key technical personnel. The inability to retain key managerial and technical personnel or attract and retain additional highly qualified managerial or technical personnel in the future could harm our business or financial condition.

Technical and Operational Problems May Adversely Impact Our Ability to Develop K-Fuel Projects or Facilities

         We cannot assure you that any K-Fuel facilities under consideration by Kennecott Energy or third parties will not experience technical or operational problems similar or in addition to those experienced at the KFP Facility. To the extent that other technical or operational problems materialize, our ability to develop other K-Fuel projects or facilities would be jeopardized.

Local Opposition to K-Fuel Projects Could Substantially Delay or Prevent Development of New K-Fuel Facilities

         Development, construction and operation of K-Fuel production facilities require numerous environmental and other permits. The process of obtaining these permits can be lengthy and expensive. In addition, local opposition to a particular project can substantially increase the cost and time associated with developing a project, and can, potentially, render a project unfeasible or uneconomical. Kennecott Energy or others that may consider the development of K-Fuel facilities may incur substantial costs or delays or may be unsuccessful in developing K-Fuel production facilities as a result of such opposition.

Our General Project Development Is Uncertain

         The process of developing, permitting, financing and constructing K-Fuel production facilities is complex, lengthy and costly and subject to numerous risks, uncertainties and factors beyond our control, including cost overruns, delays, damage and technical delays. Only a small percentage of the projects that are considered and pursued, by us, Kennecott Energy or other third parties, may ultimately result in operating projects that are sufficiently successful to provide us with license fee income, royalty fee income and/or equity participation income. As a result, we may not be able to recover any expenses that we incur in the evaluation and development of certain projects.

A Significant Portion of the Potential of the K-Fuel and Pegasus Businesses Is Subject to International Risks

         Although our current operations are primarily in the United States, we believe a significant portion of the growth opportunity for both our Pegasus and K-Fuel businesses lies outside the United States. Doing business in foreign countries exposes us to many risks that are not present in the United States and with which we lack significant experience, including political, military, privatization, technology piracy, currency exchange and repatriation risks, and higher credit risks associated with customers. In addition, it may be more difficult for us to enforce legal obligations in foreign countries and we may be at a disadvantage in any legal proceeding within the local jurisdiction. Local laws may also limit our ability to hold a majority interest in the projects that we develop.

Our Ability to Take Advantage of Net Operating Losses if We Achieve Profitability Could be Limited

         Under Section 382 of the Internal Revenue Code ("IRC"), the use of prior net operating losses is limited after an "ownership change," as defined in
Section 382. The limitation, if applicable, is equal to the value of the loss corporation's outstanding stock immediately before the date of the ownership change multiplied by a long-term interest rate specified by the IRC. The quoted market value of a stock is a factor to consider, but not necessarily a conclusive factor, in determining the fair value of a corporation's stock. Additional issuances of equity interests by us, including on the exercise of outstanding warrants or options to purchase our common stock, may result in an ownership change that is large enough to trigger the Section 382 limitations. In the event we achieve profitable operations and taxable income, any significant limitation on the use of our net operating losses to offset taxable income would have the effect of increasing our tax liability and reducing net income and available cash resources.

We Are Required to Pay Third Parties a Significant Portion of Licensing and Royalty Revenues

         We anticipate that a significant portion of our future revenues with respect to K-Fuel will be in the form of licensing and royalty payments from third party licensees operating commercial-scale production facilities of K-Fuel. Pursuant to various agreements we have executed, we are required to pay third parties a substantial portion of licensing and royalty revenues that we receive. The Estate of Edward Koppelman is entitled to 25 percent of all license fees and royalties, with a maximum of approximately $75.2 million, Fort Union Ltd. is entitled to 20 percent of royalties from production in the United States, Canada and Mexico, not to exceed $1.5 million, and Ohio Valley Electric is entitled to 0.5 percent of royalties derived from the sale of K-Fuel. Amounts due under these agreements may restrict or limit our ability to pursue other commercialization opportunities with respect to K-Fuel because such payments will decrease cash flow from operations.

Our Common Stock Could be Delisted from the American Stock Exchange ("Amex") if We Do Not Comply with the Amex Continued Listing Standards

         Our common stock is listed on the Amex and to maintain our listing we must meet certain continued listing standards. Specifically, pursuant to Section 1003(a)(iii) of the Amex Company Guide, the Amex will consider delisting a company that has stockholders' equity of less than $6 million if such company has sustained losses from continuing operations and/or net losses in its five most recent fiscal years. At June 30, 2002, our stockholders' deficit was approximately $23 million and we sustained net losses for five consecutive fiscal years. If we do not increase our stockholders' equity to meet this continued listing standard, our common stock may be delisted. Although we will develop and pursue a plan to meet the continued listing requirements, there can be no assurance that our common stock will remain listed on the Amex. If our common stock were delisted from the Amex for any reason, it would reduce our liquidity and could seriously reduce the value of our common stock, reduce our ability to raise additional financing, limit our use of equity instruments to satisfy outstanding obligations and limit our ability to attract qualified employees.

If Our Common Stock is Deemed to be "Penny Stock," Compliance With the Penny Stock Regulations May Adversely Affect the Market for Our Common Stock

         Our common stock may, at some future time, be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Exchange Act of 1934 and would be subject to additional disclosure requirements for penny stocks mandated by the Securities Enforcement Remedies and Penny Stock Reform Act of 1990. The SEC regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share and is not quoted in the National Association of Securities Dealers' Automated Quotation system (Nasdaq) or is not registered on a national securities exchange.

         If our common stock were deemed a penny stock, section 15(g) and Rule 3a51-1 of the Exchange Act of 1934 would require broker-dealers dealing in our common stock to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

         Moreover, Rule 15g-9 of the Exchange Act of 1934 Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to:

     o obtain from the investor information concerning his or her financial situation, investment experience and investment objectives;

     o reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;

     o provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and

     o receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives.

         If our common stock were deemed a penny stock, compliance with these requirements may make it more difficult for investors in our common stock to resell their shares to third parties or to otherwise dispose of them.

We Do Not Pay Cash Dividends

         We have never paid any cash dividends and do not anticipate paying cash dividends in the foreseeable future.

                              USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares by the selling stockholders.


                            SELLING STOCKHOLDERS

         This prospectus relates to the offer and sale from time to time of up to 24,595,204 shares of common stock by the selling stockholders in the manner and under the circumstances described under "Plan of Distribution." The shares include up to 16,891,104 shares of common stock issuable upon the exercise of warrants. There can be no assurance that the selling stockholders will sell any or all of their common stock offered by this prospectus. We do not know if, when, or in what amount the selling stockholders may offer the common stock for sale.

         The following table sets forth:

     o    the names of the selling stockholders;

     o any relationship they may have had with us during the last three years;

     o the number of shares of common stock owned by each of the selling stockholders;

     o the number of shares of common stock being offered by the selling stockholders in this prospectus; and

     o the number of shares of common stock held by the selling stockholders and (if 1% or more) the percentage of the class of common stock owned by each of the selling stockholders after the completion of the offering described in this prospectus.

         This table is based on information furnished to us by or on behalf of the selling stockholders and for purposes of presenting beneficial ownership data in the table, we have assumed that the selling stockholders sell all of the shares offered under this prospectus and that no selling stockholder acquires additional shares after the date on the cover page of this prospectus. As of August 28, 2002, there were 37,800,879 shares of our common stock outstanding.


                                                 COMMON STOCK        PERCENTAGE
                                                 BENEFICIALLY       COMMON STOCK      COMMON STOCK TO      OF ALL
                                               OWNED AS OF AUGUST  OFFERED IN THIS    BE OWNED AFTER       COMMON
                    NAME                          30, 2002(1)        PROSPECTUS      THIS OFFERING(2)      STOCK(3)
                    ----                          -----------        ---------       ----------------      --------

Jefferies & Company, Inc.(4)                        996,699            282,900            713,799           1.89%
Credit Agricole Indosuez (Suisse) SA                100,000            100,000               0               --
Frank J. A. Cilluffo                                517,500            517,500               0               --
Richard B. Fisher                                   312,500            312,500               0               --
Eastgate Management Corporation                     312,500            312,500               0               --
Westcliff Aggressive Growth, L.P.                   242,352            242,352               0               --
Westcliff Energy Partners, L.P.                     898,484            898,484               0               --
Westcliff Partners, L.P.                            565,741            565,741               0               --
Westcliff Long/Short, L.P.                          159,919            159,919               0               --
Westcliff Public Ventures Fund, L.P.              1,404,257          1,404,257               0               --
Westcliff Public Ventures -- KFx, L.P.            3,731,250          3,731,250               0               --
Westcliff Small Cap Fund, L.P.                      188,690            188,690               0               --
Cancer Center of Santa Barbara                      128,647            128,647               0               --
Westcliff Master Fund, L.P.                       1,287,779          1,287,779               0               --
Parker Foundation                                   254,421            254,421               0               --
Palm Trust                                          246,746            246,746               0               --
University of San Francisco                         256,032            256,032               0               --
Westcliff Foundation                                110,224            110,224               0               --
Westcliff Profit Sharing and Money
     Purchase Pension Plan                           38,224             38,224               0               --
Noranda Finance, Inc. Retirement Plan
     for Affiliated Companies Trust               2,149,277          2,149,277               0               --
Peninsula Fund, L.P.                                949,335            949,335               0               --
Common Sense Partners, L.P.                         467,583            467,583               0               --
RAM Trading, Ltd.                                 3,851,115(5)       9,990,843               0               --

TOTAL                                            19,209,168         24,595,204           713,799           1.89%


----------------
1. Includes shares issuable upon exercise of warrants including additional warrants issued or issuable to some of the selling shareholders as of August 30, 2002, as a result of the registration statement, of which this prospectus is a part, not being declared effective by the Securities and Exchange Commission by June 21, 2002.

2. Assumes that the selling stockholders will sell all shares of common stock offered by them under this prospectus.

3. For each selling stockholder, this number represents the percentage of common stock to be owned by such selling stockholder after completion of the offering, based on the number of shares of common stock outstanding as of August 28, 2002 (37,800,879 shares) and assuming
         (i) all warrants held by such selling stockholder have been converted or exercised, as applicable, and (ii) none of the warrants held by other persons have been converted or exercised, as applicable.

4. Jefferies & Company, Inc. has acted as investment banker for the Company commencing November 2001.

5. As of July 22, 2002, RAM Trading was issued 2,930,000 shares of our common stock and warrants exercisable for 6,698,750 shares of our common stock. Pursuant to the terms of an agreement between RAM Trading, Ltd. and us, RAM Trading, Ltd. cannot be the "beneficial owner" of more than 9.99% of our common stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934. Therefore, warrants exercisable for 6,139,728 shares of our common stock are not included in the number of shares of common stock beneficially owned by RAM Trading.



                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock covered by this prospectus on behalf of the selling stockholders. The "selling stockholders" as used in this section of the prospectus shall refer to the selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. Sales of shares may be effected by the selling stockholders from time to time in one or more types of transactions (which may include block transactions) on the American Stock Exchange or any other organized market or quotation system where the shares may be traded, in the over-the-counter market, in transactions otherwise than on the American Stock Exchange or any other organized market or quotation system where the shares may be traded or the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. The shares may also be transferred pursuant to a gift or pledge. Such transactions may or may not involve brokers or dealers. Each of the selling stockholders has advised us that it has not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         The selling stockholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

         The selling stockholders may enter into hedging transactions. For example, the selling stockholders may, among other things:

     o enter into transactions involving short sales of the shares by broker-dealers;

     o sell the shares themselves and deliver the shares registered hereby to settle such short sales or to close out stock loans incurred in connection with their short positions;

     o enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction);

     o loan or pledge the shares to a broker-dealer or other person, who may sell the loaned shares or, in the event of default, sell the pledged shares; or

     o    any combination of the foregoing.

         Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the American Stock Exchange pursuant to Rule 153 under the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon and in compliance with Rule 144 under the Securities Act.

         Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

     o the name of such selling stockholder and of the participating broker-dealer(s);

     o    the number of shares involved;

     o    the price at which such shares were sold;

     o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     o    other facts material to the transaction.




                           FORWARD-LOOKING STATEMENTS

         Certain matters discussed in this prospectus, excluding historical information, include forward-looking statements -- statements that discuss our expected future results based on current and pending business operations. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

         Forward-looking statements can be identified by words such as "anticipates," "believes," "expects," "planned," "scheduled" or similar expressions. Although we believe these forward-looking statements are based on reasonable assumptions, statements made regarding future results are subject to a number of assumptions, uncertainties and risks that could cause future results to be materially different from the results stated or implied in this prospectus. Additional information about issues that could lead to material changes in performance is contained in our Annual Report on Form 10-K/A for the year ended December 31, 2001, which is incorporated by reference in this prospectus.



                                  LEGAL MATTERS

         Certain legal matters relating to the common stock to be offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" certain of our publicly filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. The following documents filed by us with the SEC are incorporated by reference into this prospectus:

     o our annual report on Form 10-K/A for the year ended December 31, 2001, excluding the company's consolidated financial statements for the year ended December 31, 2001, which have been filed on our current report on Form 8-K dated June 18, 2002;

     o our quarterly reports on Form 10/Q for the quarters ended March 31, 2002 and June 30, 2002;

     o    our current report on Form 8-K dated April 2, 2002;

     o    our current report on Form 8-K/A dated May 3, 2002;

     o    our current report on Form 8-K dated May 7, 2002;

     o    our current report on Form 8-K/A dated May 20, 2002;

     o    our current report on Form 8-K dated June 18, 2002;

     o our current reports on Forms 8-K/A dated June 18, 2002 (two filed on this date);

     o    our current report on Form 8-K dated June 19, 2002;

     o    our current report on Form 8-K dated July 3, 2002;

     o    our current report on Form 8-K dated July 24, 2002;

     o    our current report on Form 8-K dated August 28, 2002; and

     o the description of our common stock contained in the Registration Statement on Form 10-SB filed with the SEC on July 11, 1994.


         All documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and prior to the termination of the offering covered by this prospectus will be deemed to be incorporated by reference into this prospectus and to be a part of the prospectus from the date of filing of such documents. Any statement contained in this prospectus or in any document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         We will provide, without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to:

                                    KFx Inc.
                        3300 East First Avenue, Suite 290
                             Denver, Colorado 80206
                         Attention: Corporate Secretary
                            Telephone: (303) 293-2992

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, payable by the registrant in connection with the sale of the shares of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

             Legal fees and expenses                             $25,000.00
             Accounting fees and expenses                        $20,000.00
             SEC registration fee                                $ 5,385.69
             Miscellaneous expenses                              $ 2,000.00
                                                                 -----------
                  Total                                          $52,385.69

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 102 of the Delaware General Corporation Law, or DGCL, allows a corporation, in its original certificate of incorporation or an amendment thereto, to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of the DGCL or obtained an improper personal benefit.

         Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorney's fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

         Section 174 of the DGCL provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

         We have implemented indemnification provisions in our certificate of incorporation, providing that officers and directors shall be entitled to be indemnified by us to the fullest extent permitted by law against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any action, suit or proceeding by reason of the fact that he or she is or was an officer or director of us.

         The above discussion of our certificate of incorporation and Sections 102, 145 and 174 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such certificate of incorporation and statutes.

         Under Section 145(g) of the DGCL, we maintain insurance on behalf of the directors and officers serving at our request.

ITEM 16. EXHIBITS

         The following is a list of all exhibits filed as part of this Registration Statement, including those incorporated by reference.

EXHIBIT
NUMBER        DESCRIPTION

4.1**         Sample Common Stock Certificate
4.2(1)        Indenture dated July 25, 1997 by and between the Company and
              Colorado National Bank
4.7(2)        Statement Respecting Rights of Series B Preferred Stock of Pegasus
              Technologies, Inc.
4.8(2)        Statement Respecting Rights of Series C Preferred Stock of Pegasus
              Technologies, Inc.
5.1           Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
23.1          Consent of Independent Accountants
23.2          Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
              Exhibit 5.1).
24.1**        Powers of Attorney (included in the signature page of this
              Registration Statement).

--------------------------------------------------------------------------------
**       Previously filed.
(1) Document previously filed with the Securities and Exchange Commission with the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.
(2) Document previously filed with the Securities and Exchange Commission with the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) of 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 28th day of August 2002.

                                  KFX INC.


                                  By:/s/ Theodore Venners
                                     --------------------
                                  Name:  Theodore Venners
                                  Title: Chairman of the Board of Directors,
                                         President and Chief Executive Officer

         Each person whose signature appears below hereby severally constitute and appoint Theodore Venners, as true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for him and in his name, place and stead, and in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments) to this Amendment No. 3 to the Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                Signature                                      Title                                 Date
                                           Chairman of the Board, President and Chief
By: /s/ Theodore Venners                   Executive Officer                               August 28, 2002
    --------------------
Name: Theodore Venners                     (Principal Executive Officer)

By:/s/ Patrick S. Flaherty                 Vice President and Chief Financial Officer      August 28, 2002
   -----------------------
Name: Patrick S. Flaherty                  (Principal Financial and Accounting Officer)

By: /s/ Stanford M. Adelstein              Director                                        August 28, 2002
    -------------------------
Name: Stanford M. Adelstein

By: /s/ Vincent N. Cook                    Director                                        August 28, 2002
    -------------------
Name: Vincent N. Cook

By: /s/ Richard S. Spencer, III            Director                                        August 28, 2002
    ---------------------------
Name: Richard S. Spencer, III

By: /s/ Jack C. Pester                     Director                                        August 28, 2002
    ------------------
Name: Jack C. Pester

By: /s/ Mark S. Sexton                     Director                                        August 28, 2002
    ------------------
Name: Mark S. Sexton

By: /s/ Stanley G. Tate                    Director                                        August 28, 2002
    -------------------
Name: Stanley G. Tate

By: /s/ David H. Russell                   Director                                        August 28, 2002
    --------------------
Name: David H. Russell

By: /s/ James S. Pignatelli                Director                                        August 28, 2002
    -----------------------
Name: James S. Pignatelli

Index to Exhibits

EXHIBIT
NUMBER        DESCRIPTION
4.1**         Sample Common Stock Certificate
4.2(1)        Indenture dated July 25, 1997 by and between the Company and
              Colorado National Bank
4.7(2)        Statement Respecting Rights of Series B Preferred Stock of Pegasus
              Technologies, Inc.
4.8(2)        Statement Respecting Rights of Series C Preferred Stock of Pegasus
              Technologies, Inc.
5.1           Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
23.1          Consent of Independent Accountants
23.2          Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
              Exhibit 5.1).
24.1**        Powers of Attorney (included in the signature page of this
              Registration Statement).

----------------------------------------------------------------------------
**       Previously filed.
(1) Document previously filed with the Securities and Exchange Commission with the Company's Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by reference.
(2) Document previously filed with the Securities and Exchange Commission with the Company's Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.